Exhibit 99.1 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At June 30 2024	At December 31 2023
ASSETS
Current
Cash and cash equivalents (note 4)	$121,067	$131,054
Trade and other receivables	2,422	1,913
Inventories	3,207	3,580
Investments-equity instruments (note 5)	7,093	10,400
Prepaid expenses and other	1,270	1,594
	135,059	148,541
Non-Current
Inventories-ore in stockpiles	2,098	2,098
Investments-equity instruments (note 5)	-	117
Investments-uranium (note 5)	257,460	276,815
Investments-convertible debentures (note 5)	14,130	15,565
Investments-joint venture (note 6)	18,111	17,290
Restricted cash and investments	12,061	11,231
Property, plant and equipment (note 7)	256,438	254,946
Total assets	$695,357	$726,603
LIABILITIES
Current
Accounts payable and accrued liabilities (note 8)	$12,233	$10,822
Current portion of long-term liabilities:
Deferred revenue (note 9)	4,501	4,535
Reclamation obligations (note 10)	2,257	2,256
Other liabilities	469	333
	19,460	17,946
Non-Current
Deferred revenue (note 9)	29,860	30,423
Reclamation obligations (note 10)	32,371	32,642
Other liabilities	1,876	1,201
Deferred income tax liability	2,534	2,607
Total liabilities	86,101	84,819
EQUITY
Share capital (note 11)	1,657,089	1,655,024
Contributed surplus	71,147	69,823
Deficit	(1,120,731)	(1,084,881)
Accumulated other comprehensive income	1,751	1,818
Total equity	609,256	641,784
Total liabilities and equity	$695,357	$726,603
Issued and outstanding common shares (note 11)	892,356,433	890,970,371
Commitments and contingencies (note 17)
The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023

REVENUES (note 14)	$1,326	$968	$2,158	$(14)

EXPENSES
Operating expenses (note 14)	(1,367)	(866)	(2,587)	(1,770)
Exploration (note 14)	(1,755)	(1,834)	(7,168)	(5,781)
Evaluation (note 14)	(6,708)	(4,662)	(12,409)	(7,384)
General and administrative (note 14)	(3,741)	(3,209)	(7,325)	(6,463)
Other (expense) income (note 13)	(4,596)	11,976	(9,678)	22,198
	(18,167)	1,405	(39,167)	800
(Loss) income before net finance expense, equity accounting	(16,841)	2,373	(37,009)	786

Finance income (expense), net (note 13)	902	(438)	1,743	(1,288)
Equity share of loss of joint venture (note 6)	(547)	(2,461)	(1,128)	(3,355)
Loss before taxes	(16,486)	(526)	(36,394)	(3,857)
Income tax recovery:
Deferred	45	181	73	678
Net loss from continuing operations	(16,441)	(345)	(36,321)	(3,179)
Net income from discontinued operations, net of taxes (note 14)	471	406	471	840
Net (loss) income for the period	$(15,970)	$61	$(35,850)	$(2,339)

Other comprehensive (loss) income:
Items that are or may be subsequently reclassified to (loss) income:
Foreign currency translation change	(18)	125	(67)	129
Comprehensive (loss) income for the period	$(15,988)	$186	$(35,917)	$(2,210)

Basic and diluted net (loss) income per share:
Basic	$(0.02)	$0.00	$(0.04)	$(0.00)
Diluted	$(0.02)	$0.00	$(0.04)	$(0.00)

Weighted-average number of shares outstanding (in thousands):
Basic	892,230	835,660	891,727	834,243
Diluted	892,230	845,425	891,727	834,243

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
	2024	2023

Share capital (note 11)
Balance-beginning of period	$1,655,024	$1,539,209
Shares issued for cash, net of issue costs	-	15,339
Other shares issued, net of issue costs	95	193
Share options exercised-cash	1,082	452
Share options exercised-transfer from contributed surplus	509	178
Share units exercised-transfer from contributed surplus	379	182
Balance-end of period	1,657,089	1,555,553

Contributed surplus
Balance-beginning of period	69,823	70,281
Share-based compensation expense (note 12)	2,212	1,937
Share options exercised-transfer to share capital	(509)	(178)
Share units exercised-transfer to share capital	(379)	(182)
Balance-end of period	71,147	71,858

Deficit
Balance-beginning of period	(1,084,881)	(1,175,256)
Net loss	(35,850)	(2,339)
Balance-end of period	(1,120,731)	(1,177,595)

Accumulated other comprehensive income (note 13)
Balance-beginning of period	1,818	1,782
Foreign currency translation	(67)	129
Balance-end of period	1,751	1,911

Total Equity
Balance-beginning of period	$641,784	$436,016
Balance-end of period	$609,256	$451,727

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (Unaudited - Expressed in thousands of CAD dollars)
	Six Months Ended June 30
	2024	2023
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(35,850)	$(2,339)
Adjustments and items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	5,219	4,891
Fair value change losses (gains):
Investments-equity instruments (notes 5 and 13)	3,424	1,885
Investments-uranium (note 5 and 13)	5,757	(22,821)
Investments-convertible debentures (notes 5 and 13)	1,435	-
Joint venture-equity share of loss (note 6)	1,128	3,355
(Recognition) Reversal of deferred revenue (note 9)	(2,158)	14
Gain on property, plant and equipment disposals	(130)	(1,299)
Post-employment benefit payments	(65)	(57)
Reclamation obligation expenditures (note 10)	(1,216)	(1,211)
Reclamation liability deposit from joint venture partner	-	99
Share-based compensation (note 12)	2,212	1,937
Foreign exchange (gain) loss (note 13)	(1,111)	191
Deferred income tax recovery	(73)	(678)
Change in non-cash operating working capital items (note 13)	1,450	(1,179)
Net cash used in operating activities	(19,978)	(17,212)

INVESTING ACTIVITIES
Increase in restricted cash and investments	(830)	(474)
Purchase of investment in joint venture (note 6)	(1,949)	(1,100)
Additions of property, plant and equipment (note 7)	(3,046)	(1,351)
Proceeds on disposal of investments – uranium (note 5)	13,598	-
Proceeds on disposal of property, plant and equipment	207	125
Net cash provided by (used in) investing activities	7,980	(2,800)

FINANCING ACTIVITIES
Proceeds from share options exercised (note 12)	1,082	452
Repayment of debt obligations	(119)	(110)
Proceeds from share issues, net of issue costs	-	15,319
Net cash provided by financing activities	963	15,661

Decrease in cash and cash equivalents	(11,035)	(4,351)
Foreign exchange effect on cash and cash equivalents	1,048	(64)
Cash and cash equivalents, beginning of period	131,054	50,915
Cash and cash equivalents, end of period	$121,067	$46,500

The accompanying notes are an integral part of the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2024
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration, development and mining of uranium bearing properties, as well as the processing and selling of, and investing in uranium.

The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), a 69.44% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 9).

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%), and the Christie Lake project (JCU 34.4508%). See note 6 for details.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
STATEMENT OF COMPLIANCE

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2023. The Company’s presentation currency is Canadian dollars (“CAD”).

These financial statements were approved by the board of directors for issue on August 8, 2024.

3.
MATERIAL ACCOUNTING POLICIES

The material accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2023.

The Company has adopted the amendments to IAS 1: Presentation of Financial Statements, IAS 7: Statement of Cash Flows and Errors, IFRS 7: Financial Instruments: Disclosures and IFRS 16: Leases, which are effective for annual periods beginning on or after January 1, 2024 and has concluded that these amendments have no impact on the Company’s condensed interim consolidated financial statements.

4.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At June 30	At December 31
(in thousands)	2024	2023

Cash	$1,307	$2,650
Cash in MLJV and MWJV	2,459	1,036
Cash equivalents	117,301	127,368
	$121,067	$131,054

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.
INVESTMENTS

     The investments balance consists of:

	At June 30	At December 31
(in thousands)	2024	2023

Investments:
Equity instruments
Shares	$7,052	$10,390
Warrants	41	127
Convertible Debentures	14,130	15,565
Physical Uranium	257,460	276,815
	$278,683	$302,897

Investments-by balance sheet presentation:
Current	$7,093	$10,400
Long-term	271,590	292,497
	$278,683	$302,897

The investments continuity summary is as follows:

(in thousands)	Equity Instruments	Convertible Debentures	Physical Uranium	Total Investments

Balance-December 31, 2023	$10,517	$15,565	$276,815	$302,897
Sale of investments	-	-	(13,598)	(13,598)
Change in fair value gain to profit and (loss) (note 13)	(3,424)	(1,435)	(5,757)	(10,616)
Balance-June 30, 2024	$7,093	$14,130	$257,460	$278,683

Investment in equity instruments and debentures

At June 30, 2024, the Company holds equity instruments consisting of shares and warrants in publicly traded companies as well as convertible debt instruments. The convertible debt instruments are classified as non-current as they are convertible and redeemable for a period more than one year after the balance sheet date.

Investment in uranium

At June 30, 2024, the Company holds a total of 2,200,000 pounds of physical uranium as uranium oxide concentrates (“U3O8“) at a cost of $80,729,000 (USD$65,289,000 or USD$29.67 per pound of U3O8) and market value of $257,460,000 (USD$188,100,000 or USD$85.50 per pound of U3O8).

During the second quarter of 2024, the Company settled a sale of 100,000 pounds of U3O8 for proceeds of $13,598,000 (USD$10,000,000).

6.
INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At June 30	At December 31
(in thousands)	2024	2023

Investment in joint venture:
JCU	$18,111	$17,290
	$18,111	$17,290

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2023	$17,290
Investment at cost:
Additional investment in JCU	1,949
Equity share of loss	(1,128)
Balance-June 30, 2024	$18,111

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (UEC 65.5492%).

During the six months ended June 30, 2024, each shareholder of JCU funded operations with an investment in JCU of $1,949,000. The investment was made by share subscription, where each shareholder acquired additional common shares in JCU in accordance with each shareholder’s pro-rata ownership interest in JCU. As a result, the Company’s ownership interest in JCU remained unchanged at 50%.

The following tables summarize the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

	At June 30	At December 31
(in thousands)	2024	2023

Total current assets(1)	$2,281	$525
Total non-current assets	38,644	38,666
Total current liabilities	(355)	(381)
Total non-current liabilities	(4,349)	(4,230)
Total net assets	$36,221	$34,580

		Six Months Ended
		May 31, 2024(2)

Revenue		$-
Net loss		(2,257)
Other comprehensive income		$-

Reconciliation of JCU net assets to Denison investment carrying value:
Adjusted net assets of JCU–at December 31, 2023		$34,580
Net loss		(2,257)
Investment from owners		3,898
Net assets of JCU-at May 31, 2024		$36,221
Denison ownership interest		50%
Investment in JCU		$18,111
(1)
The current assets presented are entirely cash and cash equivalents for June 30, 2024, and December 31, 2023.
(2)
Represents JCU net loss for the six months ended May 31, 2024 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

7.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E

Cost:
Balance-December 31, 2023	$112,705	$769	$180,813	$294,287
Additions (note 14)	2,118	995	1,129	4,242
Disposals	(591)	-	-	(591)
Balance-June 30, 2024	$114,232	$1,764	$181,942	$297,938

Accumulated amortization, depreciation:
Balance-December 31, 2023	$(38,833)	$(508)	$-	$(39,341)
Amortization	(320)	-	-	(320)
Depreciation	(2,264)	(88)	-	(2,352)
Disposals	513	-	-	513
Balance-June 30, 2024	$(40,904)	$(596)	$-	$(41,500)

Carrying value:
Balance-December 31, 2023	$73,872	$261	$180,813	$254,946
Balance-June 30, 2024	$73,328	$1,168	$181,942	$256,438

Plant and Equipment – Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $53,494,000, or 73.0%, of the June 30, 2024 total carrying value amount of owned Plant and Equipment assets.

The additions to PP&E during the six months ended June 30, 2024 primarily relate to long lead items for Wheeler River and the purchase of the MaxPERF Tool Systems.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment ROU carrying value amount. These assets consist of building, vehicle, and office equipment leases. The majority of the asset value is attributable to the building lease assets for the Company’s office in Toronto and warehousing space in Saskatoon.

Mineral Properties

As at June 30, 2024, the Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly or through contractual arrangements. The properties with significant carrying values are Wheeler River, Waterbury Lake, Midwest, Mann Lake, Wolly, Johnston Lake, and McClean Lake, which together represent $164,646,000, or 90.6%, of the total mineral property carrying value as at June 30, 2024.

In January 2024, the Company closed an earn-in agreement with Grounded Lithium Corp (“Grounded Lithium”). with respect to the Kindersley Lithium Project in Saskatchewan (“KLP”). The agreement includes a series of earn-in options, with each earn-in option being comprised of a cash payment to Grounded Lithium as well as work expenditures to advance KLP. Should the Company complete all three earn-in options it will earn a 75% working interest in the KLP. The Company made a payment of $800,000 to Grounded Lithium, incurred $61,000 of transaction expenses related to agreement, and currently holds no interest in KLP. The Company has incurred expenditures of $216,000 to the end of June 30, 2024, related to the earn-in option. The expenses incurred are expensed, consistent with the Company’s accounting policy.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At June 30	At December 31
(in thousands)	2024	2023

Trade payables	$5,011	$5,037
Payables in MLJV and MWJV	6,113	4,843
Other payables	1,109	942
	$12,233	$10,822

9. DEFERRED REVENUE

The deferred revenue balance consists of:

	At June 30	At December 31
(in thousands)	2024	2023

Deferred revenue-pre-sold toll milling:
CLJV Toll Milling-Ecora	$34,361	$34,958
	$34,361	$34,958
Deferred revenue-by balance sheet presentation:
Current	$4,501	$4,535
Non-current	29,860	30,423
	$34,361	$34,958

The deferred revenue liability continuity summary is as follows:

(in thousands)	Deferred Revenue

Balance-December 31, 2023	$34,958
Revenue recognized during the period (note 14)	(2,158)
Accretion (note 13)	1,561
Balance-June 30, 2024	$34,361

Arrangement with Ecora Resources PLC (“Ecora”)

In February 2017, Denison closed an arrangement with Ecora, under which Denison received an upfront payment in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison.

The Ecora Arrangement represents a contractual obligation of Denison to pay onward to Ecora any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The deferred revenue balance represents a non-cash liability, which is adjusted as any toll milling revenue received by Denison is passed through to Ecora, or any changes in Cigar Lake Phase 1 and Phase 2 tolling milling production estimates are recognized.

During the six months ended June 30, 2024, the Company recognized $2,158,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 9,468,000 pounds U3O8 (100% basis). The draw-down in 2024 includes a cumulative decrease in revenue for prior periods of $207,000 resulting from changes in estimates to the toll milling rates during 2024.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the comparative six months ended June 30, 2023, the Company recognized negative toll milling revenue of $14,000. Production-based revenue of $1,932,000 was recognized based on toll milling production of 7,667,000 pounds U3O8 (100% basis). The production-based revenue was offset by a $1,946,000 true-up adjustment to decrease the revenue recognized in prior periods as a result of changes in the estimates to determine the toll milling drawdown rate.

During the six months ended June 30, 2024, the Company recognized accretion expense of $1,561,000, including a true-up adjustment of $63,000 due to the change in the estimated timing of milling of the Cigar Lake ore (June 30, 2023, accretion expense of $2,001,000 including a $483,000 true up adjustment).

The current portion of the deferred revenue liability reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

10. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At June 30	At December 31
(in thousands)	2024	2023

Reclamation obligations-by item:
Elliot Lake	$19,802	$19,796
MLJV and MWJV	12,546	12,215
Wheeler River and other	2,280	2,887
	$34,628	$34,898

Reclamation obligations-by balance sheet presentation:
Current	$2,257	$2,256
Non-current	32,371	32,642
	$34,628	$34,898

The reclamation obligations continuity summary is as follows:

(in thousands)	Reclamation Obligations

Balance-December 31, 2023	$34,898
Accretion (note 13)	946
Expenditures incurred	(1,216)
Balance-June 30, 2024	$34,628

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The Company is responsible for monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas.

Spending on restoration activities at the Elliot Lake site is funded by the Elliot Lake Reclamation Trust (“Trust”). The Trust had a balance of $4,089,000 as at June 30, 2024 (December 31, 2023 - $3,259,000)

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed with, and approved, by the applicable regulatory authorities. As at June 30, 2024, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000, which relate to the most recently filed reclamation plan dated November 2021.

Site Restoration: Wheeler River and other

The Company’s exploration and evaluation activities, including those related to Wheeler River, are subject to environmental regulations as set out by the Government of Saskatchewan.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common	Share
(in thousands except share amounts)	Shares	Capital

Balance-December 31, 2023	890,970,371	$1,655,024
Issued for cash:
Share option exercises	871,834	1,082
Share option exercises-transfer from contributed surplus	-	509
Share unit exercises-transfer from contributed surplus	472,333	379
Other share issues proceeds-total	41,895	95
1,386,062		2,065
Balance-June 30, 2024	892,356,433	$1,657,089

12. SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

Share-based compensation is recorded over the vesting period, and a summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2024	2023	2024	2023

Share based compensation expense for:
Share options	$(368)	$(322)	$(745)	$(697)
RSUs	(925)	(547)	(1,467)	(1,154)
PSUs	-	(24)	-	(86)
Share based compensation expense	$(1,293)	$(893)	$(2,212)	$(1,937)

An additional $5,772,000 in share-based compensation expense remains to be recognized, up until May 2027, on outstanding share options and share units at June 30, 2024.

Share Options

Share options granted in 2024 vest over a period of three years. A continuity summary of the share options granted under the Company’s Share Option Plan is presented below:

	2024
		Weighted
		Average
		Exercise
	Number of Common	Price per Share
	Shares	(CAD)

Share options outstanding-December 31, 2023	5,220,667	$1.49
Grants	1,541,000	2.62
Exercises (1)	(871,834)	1.24
Expiries	(16,000)	0.68
Forfeitures	(61,333)	1.50
Share options outstanding-June 30, 2024	5,812,500	$1.83
Share options exercisable-June 30, 2024	2,763,167	$1.49
(1)
The weighted average share price at the date of exercise was CAD$2.68.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s share options outstanding at June 30, 2024 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Share options outstanding
$ 0.25 to $ 0.49	0.69	36,000	$0.46
$ 0.50 to $ 0.74	0.12	13,500	0.58
$ 0.75 to $ 0.99	-	-	-
$ 1.00 to $ 1.49	2.72	2,835,666	1.39
$ 1.50 to $ 1.99	2.72	1,213,334	1.83
$ 2.00 to $ 2.49	3.57	173,000	2.26
$ 2.50 to $ 2.99	4.68	1,541,000	2.62
Share options outstanding-June 30, 2024	3.25	5,812,500	$1.83

Share options outstanding at June 30, 2024 expire between August 2024 and May 2029.

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the weighted-average assumptions used in the model to determine the fair value of share options granted:

Three Months Ended
June 30, 2024

Risk-free interest rate	3.59% - 3.75%
Expected stock price volatility	62.67% - 66.40%
Expected life	3.40 years - 3.41 years
Expected dividend yield	-
Fair value per options granted	$1.29 to $1.38

Share Units

RSUs granted under the Share Unit Plan in 2024 vest ratably over a period of three years.

	RSUs		PSUs
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

Units outstanding–December 31, 2023	5,580,919	$1.20	481,500	$0.83
Grants	1,728,000	2.62	-	-
Exercises (1)	(250,833)	0.90	(221,500)	0.65
Forfeitures	(118,000)	2.21	-	-
Units outstanding–June 30, 2024	6,940,086	$1.54	260,000	$0.98
Units vested–June 30, 2024	4,104,417	$1.06	260,000	$0.98
(1)
The weighted average share price at the date of exercise was $2.44 for RSUs and $2.63 for PSUs.

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13. SUPPLEMENTAL FINANCIAL INFORMATION

The accumulated other comprehensive income balance consists of:

	At June 30	At December 31
(in thousands)	2024	2023

Cumulative foreign currency translation	$389	$456
Experience gains-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,751	$1,818

The components of Other (expense) income are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2024	2023	2024	2023

Gains (losses) on:
Foreign exchange	$477	$(354)	$1,111	$(191)
Disposal of property, plant and equipment	-	1,299	-	1,299
Fair value changes (note 5):
Investments-equity instruments	(2,628)	(3,051)	(3,424)	(1,885)
Investments-uranium	(80)	13,995	(5,757)	22,821
Investments-convertible debentures	(2,074)	-	(1,435)	-
Gain on recognition of proceeds–UI Repayment Agreement	-	266	396	535
Uranium investment carrying charges	(215)	(95)	(426)	(191)
Other	(76)	(84)	(143)	(190)
Other (expense) income	$(4,596)	$11,976	$(9,678)	$22,198

The components of Finance income (expense) are as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2024	2023	2024	2023

Interest income	$2,144	$776	$4,282	$1,580
Interest expense	(2)	(1)	(3)	(2)
Accretion expense
Deferred revenue (note 9)	(749)	(780)	(1,561)	(2,001)
Reclamation obligations (note 10)	(473)	(420)	(946)	(840)
Other	(18)	(13)	(29)	(25)
Finance income (expense)	$902	$(438)	$1,743	$(1,288)

        The change in non-cash operating working capital items in the consolidated statements of cash flows is as follows:

	Six Months Ended June 30
(in thousands)	2024	2023

Change in non-cash working capital items:
Trade and other receivables	$(509)	$(1,516)
Inventories	375	(332)
Prepaid expenses and other assets	311	277
Accounts payable and accrued liabilities	1,273	392
Change in non-cash working capital items	$1,450	$(1,179)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Company also previously had a third primary segment of operations, which segment included the results of the Company’s environmental services business which provided mine decommissioning and other services to third parties (see Discontinued Operations for further information). The Corporate and Other segment includes general corporate expenses not allocated to the other segments.

For the six months ended June 30, 2024, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$2,158	-	2,158

Expenses:
Operating expenses	(2,587)	-	(2,587)
Exploration	(7,168)	-	(7,168)
Evaluation	(12,409)	-	(12,409)
General and administrative	(19)	(7,306)	(7,325)
	(22,183)	(7,306)	(29,489)
Segment loss	$(20,025)	(7,306)	(27,331)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	2,158	-	2,158
	$2,158	-	2,158

Capital additions:
Property, plant and equipment (note 7)	$4,136	106	4,242

Long-lived assets:
Plant and equipment
Cost	$109,348	6,648	115,996
Accumulated depreciation	(40,041)	(1,459)	(41,500)
Mineral properties	181,942	-	181,942
	$251,249	5,189	256,438

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2024, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$1,326	-	1,326

Expenses:
Operating expenses	(1,367)	-	(1,367)
Exploration	(1,755)	-	(1,755)
Evaluation	(6,708)	-	(6,708)
General and administrative	-	(3,741)	(3,741)
	(9,830)	(3,741)	(13,571)
Segment loss	$(8,504)	(3,741)	(12,245)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	1,326	-	1,326
	$1,326	-	1,326

For the six months ended June 30, 2023, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$(14)	-	(14)

Expenses:
Operating expenses	(1,770)	-	(1,770)
Exploration	(5,781)	-	(5,781)
Evaluation	(7,384)	-	(7,384)
General and administrative	(19)	(6,444)	(6,463)
	(14,954)	(6,444)	(21,398)
Segment loss	$(14,968)	(6,444)	(21,412)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	(14)	-	(14)
	$(14)	-	(14)

Capital additions:
Property, plant and equipment	$551	834	1,385

Long-lived assets:
Plant and equipment
Cost	$103,360	6,291	109,651
Accumulated depreciation	(36,528)	(862)	(37,390)
Mineral properties	179,357	-	179,357
	$246,189	5,429	251,618

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2023, reportable segment results were as follows:

(in thousands)	Mining	Corporate and Other	Total

Statement of Operations:
Revenues	$968	-	968

Expenses:
Operating expenses	(866)	-	(866)
Exploration	(1,834)	-	(1,834)
Evaluation	(4,662)	-	(4,662)
General and administrative	-	(3,209)	(3,209)
	(7,362)	(3,209)	(10,571)
Segment loss	$(6,394)	(3,209)	(9,603)

Revenues-supplemental:
Toll milling services-deferred revenue (note 9)	968	-	968
	$968	-	968

Discontinued Operations

The Company previously provided post-closure mine care and maintenance services, which were previously reported in a Closed Mines services segment and now constitute a discontinued operation. The consolidated statement of income (loss) for the discontinued operation is as follows:

	Three Month Ended June 30		Six Months Ended June 30
(in thousands)	2024	2023	2024	2023

Revenue	$-	$2,523	$-	$4,589

Expenses
Operating expenses	-	(2,141)	-	(3,797)
Other income	471	24	471	48
Income from discontinued operations, net of taxes	$471	$406	$471	$840

15. RELATED PARTY TRANSACTIONS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

Denison and KHNP Canada Energy Ltd. (“KHNP Canda”, which is an indirect subsidiary of KEPCO through KHNP) are parties to a strategic relationship agreement (the “KHNP SRA”). The KHNP SRA provides for a long-term collaborative business relationship between the parties, which includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors, provided that its shareholding percentage stays above 5%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership, which is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2024	2023	2024	2023

Salaries and short-term employee benefits	$(913)	$(546)	$(2,608)	$(1,644)
Share-based compensation	(900)	(659)	(1,653)	(1,473)
Key management personnel compensation	$(1,813)	$(1,205)	$(4,261)	$(3,117)

16. FAIR VALUE OF INVESTMENTS AND FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

During 2024 and 2023, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the classification of the Company’s financial assets and liabilities within the fair value hierarchy as at June 30, 2024 and December 31, 2023:

	Financial	Fair	June 30,	December 31,
	Instrument	Value	2024	2023
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$121,067	$131,054
Trade and other receivables	Category B		2,422	1,913
Investments
Equity instruments-shares	Category A	Level 1	7,052	10,390
Equity instruments-warrants	Category A	Level 2	41	127
Convertible Debentures	Category A	Level 3	14,130	15,565
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		4,089	3,259
Credit facility pledged assets	Category B		7,972	7,972
			$156,773	$170,280

Financial Liabilities:
Account payable and accrued liabilities	Category C		12,233	10,822
Debt obligations	Category C		1,282	417
			$13,515	$11,239
(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

Investments in uranium are categorized in Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by UxC and converted to Canadian dollars during the period-end indicative foreign exchange rate.

Letters of Credit Facility
In December 2023, the Company entered into an agreement with The Bank of Nova Scotia to amend the terms of the Company’s Credit Facility to extend the maturity date to January 31, 2025 (the “Credit Facility”). All other terms of the Credit Facility (amount of credit facility, tangible net worth covenant, investment amounts, pledged assets and security for the facility) remain unchanged by the amendment and the Credit Facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the $7,972,000 covered by pledged cash collateral) and 0.75% respectively. During the six months ended June 30, 2024, the Company incurred letter of credit fees of $207,000 (June 30, 2023 - $209,000).

At June 30, 2024, the Company is in compliance with its facility covenants and has access to letters of credit of up to $23,964,000 (December 31, 2023 - $23,964,000). The facility is fully utilized as collateral for non-financial letters of credit issued in support of reclamation obligations for the MLJV, MWJV and Wheeler River (see note 10).

17. COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business.
In the opinion of management, the aggregate amount of any potential liability is not expected to have a materialadverse effect on the Company’s financial position or results.